The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on July 28, 2006, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2 (a) (4) That all rights pertaining to the entire class of this security were extinguished on July 15, 2006 (Saturday). Pursuant to the terms of the Rights of Bally Total Fitness Holding Corporation, the Rights expired and became null and void on July 15, 2006 (Saturday). The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on July 17, 2006.